SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:     *


Name of Issuer: Coastcast Corporation


Title of Class of Securities:  Common Stock


CUSIP Number:  19057T10800



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.: 19057T10800                            Page 2 of 5

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rachel Kukes
         SS# ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              613,350**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              613,350**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         613,350**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.01%**

12. TYPE OF REPORTING PERSON
         IN

**  See Item 4 of this filing

CUSIP No.: 19057T10800                        Page 3 of 5
SCHEDULE 13G

Item 1.

    (a). Name of Issuer: Coastcast Corporation

    (b). Address of Issuer's Principal Executive Offices:

         345 East Victoria Street
         Ranco Dominguez, CA 90221

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  Rachel Kukes
              375 Lake Park
              Birmingham, MI 48009
              Citizenship:  Michigan, USA

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  19057T10800

Item 3.

    	N/A

SCHEDULE 13G                                          Page 4 of 5

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         3) on Schedule 13G is hereby incorporated by reference.


Item 5.  Ownership of Five Percent or Less of a Class

              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SCHEDULE 13G                                          Page 5 of 5

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By  /s/  Rachel Kukes                      November 6, 2001